

April 11, 2023

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 24, 2023**
> **File No. 333-269043**

Dear Wai Hong Lao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 24, 2023

Cover Page

1. Where you discuss the Holding Foreign Companies Accountable Act here and throughout the prospectus, please update to disclose that such act was amended by the Consolidated Appropriations Act, 2023 and to discuss how the amended Act and related regulations will affect your company.

Prospectus Summary
Recent Regulatory Developments in PRC, page 8

2.   We note your response to comment 1, as well as your revised disclosure that you "may not be able to timely complete such filing process." Please revise your disclosure in the prospectus summary and in your risk factor entitled "Upon the effectiveness of the Trial Administrative Measures . . . " to discuss the applicable timelines and deadlines in the event that you are subject to such measures. Revise your disclosure to reflect that the Trial Administrative Measures have taken effect and that your registration statement did not become effective prior thereto. For example, we note your discussion of the consequences if your registration statement does not go effective by March 31, 2023; we further note that it appears that the September 30, 2023 transition period is no longer available to you. Further, it appears that you have not obtained an opinion of counsel in determining that you are not subject to the Trial Administrative Measures; if true, please state that that is the case and explain why.

       You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.